SCHEDULE 13D

Amendment No. 2
COLT Telecom Group plc
Ordinary Shares
Cusip # G22944121


Cusip # G22944121
Item 1:	Reporting Person - FMR Corp.
Item 4:	WC
Item 6:	Delaware
Item 7:	831,083,580
Item 8:	None
Item 9:	831,083,580
Item 10:	None
Item 11	831,083,580
Item 13:	55.07%
Item 14:	HC


Cusip # G22944121
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	831,083,580
Item 10:	None
Item 11:	831,083,580
Item 13:	55.07%
Item 14:	IN


Cusip # G22944121
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	831,083,580
Item 10:	None
Item 11:	831,083,580
Item 13:	55.07%
Item 14:	IN




Item 1.	Security and Issuer.

	This statement constitutes Amendment No. 2 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on January 14, 2002, as amended by Amendment No. 1 filed with the Commission on August 8, 2002 ("Amendment No. 1"), and relates to the ordinary shares, par value 2.5 pence per share (the "Ordinary Shares"), of COLT Telecom Group plc, a corporation organized under the laws of England and Wales, which has its principal executive offices at 15 Marylebone Road, London, NW 15JD,
United Kingdom (the "Company").


Item 2.	Identity and Background.

Not applicable.


Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The purchase price for the purchases of Ordinary Shares reported on Amendment No. 1 (the "Subject Shares") is hereby revised to 8,478,037.12 British Pounds Sterling ("GBP"). The approximate U.S. dollar equivalent of this purchase price is hereby revised (to correct an exchange ratio conversion error) to $12,344,366.04.


Item 4.	Purpose of Transaction.

Not applicable.


Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	The purchase price for the Subject Shares is hereby revised to GBP8,478,037.12. The approximate U.S. dollar equivalent of this purchase price is hereby revised (to correct an exchange ratio conversion error) to $12,344,366.04. The attached Schedule C describes the transactions in Ordinary Shares for the 60 days preceding the filing of Amendment No. 1, to take into account these revisions.


Item 6.	Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

Not applicable.


Item 7.	Material to be Filed as Exhibits.

	Not applicable.



SCHEDULE C

Schedule C is amended in its entirety as follows:


For the 60 days preceding the filing of Amendment No. 1, FMR Corp. purchased Ordinary Shares for cash in the open market as set forth below.

DATE            NUMBER                PRICE PER             DOLLAR EQUIVALENT
                OF ORDINARY SHARES    ORDINARY SHARE(GBP)   PRICE PER
                                                            ORDINARY SHARE
8/6/02            266,667                GBP 0.51                $0.79
8/7/02            400,000                GBP 0.50                $0.77
8/8/02          1,333,333                GBP 0.52                $0.79




For the 60 days preceding the filing of Amendment No. 1, Fidelity International Limited purchased Ordinary Shares for cash in the open market as set forth below.

DATE            NUMBER                PRICE PER             DOLLAR EQUIVALENT
                OF ORDINARY SHARES    ORDINARY SHARE(GBP)   PRICE PER
                                                            ORDINARY SHARE

8/6/02         133,333                 GBP 0.51             $0.79
8/7/02         200,000                 GBP 0.50             $0.77
8/8/02         666,667                 GBP 0.52             $0.79



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					FMR Corp.



DATE:	August 19, 2002
        				By: /s/ Eric D. Roiter
        				Eric D. Roiter
        				Senior V.P. & General
        				Counsel -
					Fidelity Management and
					Research Company.
        				Duly authorized under Power
        				of Attorney dated December 30,
					1997, by and on behalf of FMR Corp.
					and its direct and indirect
					subsidiaries

Attachment



Attachment		Attachment Description
Number

1	Power of Attorney dated December 30, 1997*


*Filed with the original Schedule 13D dated January 14, 2002, and incorporated by reference herein.